04015381

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 2 2004

SEC FILE NUMBER
8 - 52630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 03 (MM/DD/YY) AND ENDING 12 / 31 / 03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Capital Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2005 Market Street – Suite 200
(No. and Street)

Philadelphia	**Pennsylvania**	**19103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terrence J. Malloy, Chief Financial Officer **(215) 282-4400**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

2001 Market Street	**Philadelphia**	**Pennsylvania**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

)ATH OR AFFIRMATION

I, Vincent J. Stafford, swear (or affirm) that, to the ›est of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Commerce Capital Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company ıor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a ;ustomer, except as follows:

Signature

EVP / Chief Executive Officer

Title

Notary Public

Notarial Seal
Carmen E. Guzman, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Feb. 28, 2005
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Capital Investments, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 5,662,793
Total assets	$ 5,662,793
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliate	$ 36,846
Income tax payable	2,517
Total liabilities	39,363
Stockholder's equity:	
Common stock—authorized 10,000 shares; issued 1,000 shares, no par or stated value	500,000
Paid-in capital	4,800,000
Retained earnings	323,430
Total stockholder's equity	5,623,430
Total liabilities and stockholder's equity	$ 5,662,793

See accompanying notes.